June 16, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

North Bay Resources Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed April 7, 2010
File No. 333-164860

We have reviewed the Commissions comments to our Registration Statement on Form S-1 filed with the Commission on April 7, 2010.  We have prepared our responses to the Commission’s comments. Our responses follow each of the Commission’s comments set forth below.

General

1.             To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

RESPONSE:  We hereby confirm that we will make corresponding changes to all disclosure to which a comment relates and if parallel information appears at more than one place in the document we will to the best of our ability provide in our response letter page references to all responsive disclosure.

2.     Please revise throughout to indicate that there is only one selling stockholder.

RESPONSE:  We have revised our disclosure throughout to indicate that there is only one selling stockholder.  Please see pages 16, 19, and 20.

Prospectus Cover Page

3.             Please disclose on the cover page that the shares will be sold at the fixed price of
$0.05 until the common stock becomes quoted on the Over-the-Counter Bulletin
Board or listed on a securities exchange. Provide similar disclosure in the
Determination of Offering Price section on page 6.

RESPONSE: We have revised our disclosure to indicate that the shares will be sold at the fixed price of $0.05 until the common stock becomes quoted on the Over-the-Counter Bulletin
Board or listed on a securities exchange and have provide similar disclosure in the Determination of Offering Price section.

Prospectus Summary
Corporate Background and Our Business, page 1

4.             Please revise your disclosure to reflect your current mining properties and mineral claims and to explain your "Generative Business Model."

RESPONSE: We have revised our disclosure to reflect our current mining properties and mineral claims and to explain our "Generative Business Model".  Please see page 4.

Going Concern, page 1

5.             We note your statement that management believes it has enough cash to maintain operations for the next twelve months. Please explain management's reasonable belief in this respect, in light of the fact that as of December 31, 2009 you only had cash of$41,123, compared to total operating expenses for the year ended
December 31, 2009 of$658,897.

RESPONSE:  We have revised our disclosure to indicate that “Management believes it will need to raise capital through stock issuances in order to have enough cash to maintain its operations for the next twelve months. There are no assurances that we will be successful in achieving our goals of obtaining cash through stock issuances or increasing revenues and reaching profitability.”  Please see pages 6, 9, 28, and 74.

Summary Financial Information, page 2

6.             Please note that under Item 301 of Regulation S-K, a registrant that qualifies as a smaller reporting company is not required to provide the information required by this Item. If you wish to continue including the information under Item 301 of
Regulation S-K, please expand your presentation to include the data contemplated in Item 301 for the full five years required under the guidance.

RESPONSE:  We have revised our disclosure by deleting the summary financial statements in the Registration Statement.

Risk Factors, page 2

7.             Revise the introductory paragraph to make clear that you have included all known, material risks in this section.

RESPONSE:  We have revised our introductory paragraph to make clear that we have included all known, material risks in this section.

We have been the subject of a going concern opinion ... , page 2

8.             In this risk factor, you discuss your accumulated deficit and net losses. Please quantify the amount of your accumulated deficit and net losses attributable to your cash and stock compensation to your CEO.

RESPONSE: We have revised our disclosure to quantify the amount of your accumulated deficit and net losses attributable to our cash and stock compensation to our CEO. Please see pages 7, 9, 29, and 74.

A single stockholder has the ability to control our business direction. page 5

9.             Please expand this risk factor to discuss the nature of the beneficial ownership of
80% of the voting shares. Discuss how Mr. Leopold obtained this ownership and the terms of the Series I Preferred Stock that gave rise to this ownership. Clarify if this 80% voting right remains constant, irrespective of the amount of common stock or other securities that may be outstanding. Please also clarify if the 80%
voting power held by Mr. Leopold discussed in this risk factor also takes into account other securities that he may hold, or if Mr. Leopold in fact currently holds greater than 80% of the voting power. Finally, revise the subheading to identify the "single stockholder" as your CEO and Chairman.

RESPONSE: We have revised our disclosure throughout as requested by the Commission in its above comment.  Please see pages 13.

10.           In each place in the prospectus where you discuss this 80%voting right, please provide a full discussion of this right, such as the identity of the holder of this right, how he got this right, and the nature of the right. We note, for example, your disclosures on 12, 52 and 53.

RESPONSE: We have revised our disclosure throughout as requested by the Commission in its above comment. Please see pages 13, 23, and 25.

Forward-Looking Statements. page 6

11.           As this is an initial public offering, the safe-harbor provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are not available to you.
Please revise accordingly.

RESPONSE: We have revised our disclosure as requested by the Commission in its above comment.

Shares Acquired in Financing Transaction with North Bay. page 7

12.           We note your discussion of your financing transaction with Tangiers Investors,
LP. You disclose that as a selling stockholder under this registration statement
Tangiers intends to sell up to 6,589,147 shares of common that were previously issued as a commitment fee under the Securities Purchase Agreement, and shares of your common stock which will be issued to Tangiers so that you may receive financing pursuant to that agreement. As you were ineligible to conduct an indirect primary offering when you entered into this agreement, please make clear here and throughout your filing that you can only register each "resale" offering after each put to your investor. As such, please confirm if you have not breached your registration rights agreement, and disclose if Tangiers still intends to perform under the securities purchase agreement.

RESPONSE: We have revised our disclosure as requested by the Commission in its above comment. We also hereby confirm that we have not breached our registration rights agreement, and that Tangiers still intends to perform under the securities purchase agreement. Please see pages 18 and 19.

Plan of Distribution. page 8

13.           Please disclose if your selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

RESPONSE:  We have disclosed in our Registration Statement that our selling shareholder is not a broker-deal nor are they affiliated with a broker-dealer.

Directors, Executive Officers, Promoters and Control Persons, page 9

14.           Please explain the activities of Speebo Inc., including the status of any mining activity to date. As the work at this private company controlled by Mr. Perry
Leopold appears to be his and director Mr. Fred Michini's only prior experience in the mining industry, please also add related risk factor disclosure on the inexperience of your executive officers and directors.

RESPONSE: We have revised our disclosure as requested by the Commission in its above comment.  Please see pages 13 and 21.

15.           You identify Mr. Fred Michini as an independent director. Please disclose the independence standards applicable to the registrant under paragraph (a)(l) of Item
401 of Regulation S-K, and tell us how you considered his employment with a related company controlled by your chief executive officer in this determination.

RESPONSE: We have revised our disclosure to remove the term “independent” in our description of Mr. Michini as a director.  Please see page 21.

Involvement in Certain Legal Proceedings, page 10

16.           Please disclose any events in this section that occurred during the past ten years and that are material to an evaluation of the ability or integrity of your director or executive officer. See Item 401(f) of Regulation S-K.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 21.

Security Ownership of Certain Beneficial Owners and Management. page 11

17.           Please disclose Tangiers' holdings in this table, as their 6,589,147 shares appear to constitute greater than 5% of your outstanding common stock.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 23.

Description of Securities to be Registered

Preferred Stock, page 12

18.           Please disclose when each of your series of preferred stock was issued.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see pages 23 and 25.

19.           Please disclose the person or persons who own the Series A Preferred Shares, which we note to be Mr. Leopold. Provide disclosure of the Series A Preferred
Shares in the Security Ownership of Certain Beneficial Owners table on page 11.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 13, 23, and 25.

20.           Please clarify the terms of Series I preferred shares, which we note are not convertible into common stock. Disclose in this section the person or persons who own the Series I Preferred Shares, which we note to be your CEO. Provide disclosure of the Series I Preferred Shares in the Security Ownership of Certain
Beneficial Owners table on page 11. Please also provide us with an analysis as to whether you are required to file the documents defining the terms of the Series I
Preferred Shares.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. In addition, we have filed with our revised Registration Statement those documents that define the terms of the Series I Preferred Shares. Please see pages 13, 23, and 25.

Description of Business

Business of the Issuer, page 13

21.           Please clarify the "state-of-the-art technology" and the traditional acquisition techniques that you are employing in your attempt to build a portfolio of valuable mining prospects. Similarly, please tell us how you plan to target and acquire properties with good historical essays as part of your Generative Business Model.
In this respect, we note the apparent lack of experience of your sole officer in the mining industry.

RESPONSE: We have revised our disclosure by removing the terms “state-of-the-art technology” from this section our disclosure. We have provided the following disclosure on pages 28 to explain how we target and acquire properties with good historical essays:

We currently generate revenue from claim sales and joint-venture agreements.  When we sell a claim, we capture near-term revenue, but forego any possibility of a future revenue stream.  When we enter into a joint-venture, we receive near-term revenue as well as a commitment for future revenue, but since the joint-venture partner has the option to withdraw at any time, we can not project revenue from a joint-venture into the future.  However, should a joint-venture partner withdraw, we still retain control of the asset, and can therefore enter into another joint-venture with another partner, develop the property ourselves, or else elect to sell the claims.

The Company makes use of a suite of online applications which are provided to people and companies licensed to acquire and maintain mineral rights within the Province of British Columbia.   Mineral Titles Online (MTO) is an Internet-based mineral titles administration system provided and maintained by the British Columbia Ministry of Energy, Mines, and Petroleum Resources (MEMPR) that allows the mineral exploration industry to acquire and maintain mineral titles by selecting the area on a seamless digital GIS map of British Columbia and pay the associated fees electronically.

This MTO system is also interactively linked to British Columbia’s MINFILE Project and Assessment Report Indexing System (ARIS), both of which are provided and maintained by the British Columbia Geological Survey (BCGS).

The MINFILE Project is a mineral inventory system that contains information on more than 12,300 metallic mineral, industrial mineral and coal occurrences in British Columbia.  It is used by industry, governments, universities and the public to find information on documented mineralization anywhere in British Columbia, develop exploration strategies, conduct geoscience research, and evaluate the resource potential of an area.

The ARIS database has over 30,500 approved mineral exploration assessment reports filed by the exploration and mining industry since 1947. These reports provide information on geological, geophysical, geochemical, drilling and other exploration-related activities throughout B.C.

Both MINFILE and ARIS are interlinked with MTO, which combined and interfaced with other geospatial applications such as Google Earth, provide a skilled user with the ability to virtually visit any location in British Columbia, analyze its geographical and geological setting, access and evaluate its geological records and the historical archives of any prior development work, and determine the relative value of a given area.  If the area is also open to staking, a claim can then be staked, and the required claim registration fees can be paid immediately and interactively.

Employees, page 23

22.           Please clarify if your one full time employee is Mr. Perry Leopold. In this regard, we note the various entities that he, as well as your director Mr. Fred Michini, is also presently employed with, including as founder and/or current president.
Please tell us the amount of time to your affairs that your executive officer and director devote to your affairs, and if limited, please add related risk factor disclosure.

RESPONSE: We have clarified that our one full-time employee is Mr. Leopold. Mr. Leopold devotes 40 plus hours to the Company each week. Mr. Michini devotes approximately 1 hour per week, as needed. We have added a risk factor regarding the amount of time Mr. Leopold is able to devote to the Company on page 14.

Material Agreements, page 23

23.           Please disclose the cash payments, shares issued, and/or exploration expenses received by you and incurred by your joint-venture partners, Silver Quest
Resources Ltd. and Lincoln Reserves Inc. as of the date of this prospectus, and their resulting ownership interest.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 30 and 32.

Reports to Security Holders, page 24

24.           Please disclose our correct address, 100 F St. N.E., Washington, D.C. 20549.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 25

25.           We note from your discussion that "As of December 31, 2009 and December 31,
2008, revenue from joint-venture agreements totaled $65,580 and $110,535, respectively, and revenue from claim sales totaled $19,910 and $45,777." Please clarify how this disclosure comports with the $110,535 reflected as a non-cash adjustment to operating activities labeled 'Gain on sales of claims' in your statement of cash flows on page 44.

RESPONSE: We have clarified our disclosure to indicate that the $110,935 was received as shares of Hidalgo Mining stock, and was therefore non-cash revenue.  Thus our Cash flow statement should read “Gain on joint-venture agreements and sale of claims”.  Please see page 73.

26.           In light of your limited operating history and the lack of experience of your management in the mining industry, please provide support for your belief that management's "proven" track record of identifying and acquiring mineral properties of merit and securing joint-venture agreements will provide continued
revenue growth for the foreseeable future.

RESPONSE: We have revised our disclosure to remove our reference to our “proven track record”, given our limited operating history and executive management’s limited experience in the mining industry.    Please see page 74.

Liquidity and Capital Resources, page 28

27.           You disclose that you currently have no external sources of liquidity and internal sources (revenue from sales) are very limited. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable  obtain such funds.
Please also revise your appropriate risk factor disclosure to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(1) of Regulation SK and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more information.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see pages 9 and 78.

Certain Relationships and Related Transactions, page 31

28.           Please file your management agreement with The PAN Network, a company wholly-owned by your sole officer Mr. Perry Leopold. Please also disclose if you have entered into any other related party transactions required to be disclosed under Item 404(d) of Regulation S-K.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 83.

29.           We note that The PAN Network is an online music network serving professionals in the music business. As such, please explain how this company has the experience to or otherwise intends to provide "resource targeting, acquisition, development and management services," as well as strategic planning and other services to further your business in the mining industry.

RESPONSE: PAN Network is a computer network that provides a wide array of business services.  It hosts, develops, and maintains financial websites.  It provides billing services and credit card processing for companies and businesses that have nothing to do with the music industry. The PAN Network provides all computer-based services to the Company, including its web site, domain name, email services, and internet access.  As the company requires these computer services to maintain its mineral claims in good standing, conduct the research required to evaluate and acquire new ones, identify potential joint-venture partners, interact with other mining companies, etc., the services provided by PAN are essential.  Furthermore, as per the management agreement, the Company does not record any expenses for rent, utilities, landline phone/FAX, computers, printers/scanners, internet access, email services, web site hosting and web site maintenance, etc.  All these costs are absorbed by The PAN Network, and to-date are included in accrued expenses and remain unpaid.

Executive Compensation

Base Salary, page 32

30.           Please clarify the terms of the deferred compensation plan for Mr. Leopold's
$15,000 per month base salary, which we note was $656,310 and included in your current liabilities as of December 31, 2009.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 84.

31.           We note that your compensation program is designed to align executive compensation with the achievement of your short- and long-term business objectives. Accordingly, please disclose how you determined to pay your chief executive officer $15,000 per month, when you have had minimal revenues to date from operations and an accumulated deficit of$10,023,048 as of December
31, 2009.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 84.

Stock-Based Awards, page 33

32.           Please disclose why your chief executive officer was awarded restrictive stock bonuses "for deferring accrued salary" in 2007, 2008, and 2009. This would appear to compensate him twice for the same services. Please also disclose how the amounts of restrictive stock awards were calculated, in that in 2007 and 2009 the value awarded exceeded his base salary by large margins.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above. Please see page 85.  The Company recognizes that no one can be reasonably expected to work full-time without pay for extended periods of time unless there was a prospect of a longer-term reward for their efforts and commitment to the Company’s success.  It is for this reason that the Company believes the stated base compensation to the Chief Executive Officer is justified, as are annual bonuses paid in stock commensurate to the amount of risk undertaken by the Chief Executive Officer to continue working diligently on behalf of shareholders on a deferred compensation basis.

Summary Compensation Table, page 34

33.           For awards of stock, please disclose the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

RESPONSE: The Company has modified the footnote to the Summary Compensation Table to cite the updated codification literature FASB ASC Topic 718 rather than the pre-codification literature SFAS 123(R). The stock awards column within the Summary Compensation Table was updated to properly reflect the aggregate grant date fair values of stock awards consistent with FASB ASC Topic 718.

Compensation of Directors, page 35

34.           Please explain the amounts reported in this table for Mr. Perry Leopold, including if these are separate fees for his service as a director. In this regard, Instruction 3 to the Instructions to Item 402(n) of Regulation S-K directs that if a named executive officer is also a director who receives compensation for his or her services as a director, reflect that compensation in the Summary Compensation
Table and provide a footnote identifying and itemizing such compensation and amounts.

RESPONSE: We have revised the Compensation of Directors table to accurately reflect that Mr. Leopold did not receive any separate compensation or fees as a director of the Company.  Please see page 87.

Financial Statements

Note 3. Summary of Significant Accounting Policies, page 45

Mineral property costs, page 46

35.           We note from your disclosure under this heading that your policy is to expense mineral property acquisition costs "until such time as economic reserves are quantified." Please be advised that mineral rights, as defined in FASB ASC
Topic 805-20-55-37, are to be treated as tangible assets. Upon capitalization, these mineral rights would then be subject to impairment testing in accordance with FASB ASC Topics 360-10-35-15 and 930-360-35 (FAS 144 and EITF 04-3).
Please modify your accounting policy and all related disclosures to indicate that your acquisition of mineral rights are capitalized regardless of the determination of economic reserves, or otherwise advise.

RESPONSE: The Company’s accounting policy is to expense acquisition costs of exploration stage properties on the acquisition date. This treatment is consistent with SEC staff guidance:  Minutes of Meetings with SEC Staff Official Text, AICPA SEC International Practices Task Force, November 25, 2002. Per the guidance, “Exploration stage property acquisition costs - The SEC Staff stated that the acquisition cost for an exploration stage mining property should generally be viewed as an exploration expense and expensed as incurred. The Staff acknowledged that acquired exploration properties are often unique and encourage registrants to contact the Staff to discuss their specific facts and circumstances.” The Company has determined all mining properties to be in the exploration stage and do not believe there are any unique or unusual circumstances that may result in deviation from the staff guidance. It was determined to be conservative and consistent with SEC guidance to expense all acquisition costs of exploration stage properties as the costs were incurred.

Note 11. Share Issuance Since June 18, 2004 (Inception), page 52

36.           We note you issued Series G convertible preferred stock to your Chief Executive
Officer during 2009 as "restricted stock bonuses for deferring accrued salary" and that this preferred stock has unique redemption features. Please provide us with an accounting analysis that supports your conclusion regarding the presentation of this preferred stock as equity versus liability for purposes of FASB ASC Topic
718 (FAS 123R). Refer to paragraphs 718-10-25-13 and 718-10-55-65
(paragraphs 33 and AS3 of FAS 123R).

RESPONSE: The determination to classify the preferred stock as equity rather than as a liability was the result of our conclusion that the redemption provisions of the preferred stock rest solely within the control of the Company, and as a result the preferred stock should be classified within equity. This treatment is consistent with paragraph 10 of EITF Topic D-98. The preferred stock is convertible two years from the anniversary of the issuance subject to the availability of gold from the Company’s inventory. The availability of gold within the Company’s inventory is within the control of the Company. The Company has augmented the S-1 to properly reflect that the redemption of preferred shares for gold is only applicable if the Company carries gold inventory.

37.            In addition, please address how the conversion values were determined and whether or not these values equate to fair value at the date of issuance. We note related disclosure on page 51 that these shares were "valued by a valuation model generated by an independent valuation expert."

RESPONSE: The valuation model used to value the preferred shares assigns values based on the control premium from voting rights assigned to preferred shares and the value of conversion features. The Series G preferred stock has no voting rights and therefore no value assigned to a control premium. The full value of these shares was determined based on the conversion features of the preferred stock. This value was calculated as the number of common stock shares the preferred shares were convertible into multiplied by the value of the common stock shares on the date the preferred shares were issued. We determined this value to equate the fair value of the preferred stock on the date of issuance.

38.           Please tell us what consideration you have given to disclosing the information required by Item 509 of Regulation S-K regarding your valuation expert.

RESPONSE: Item 509 of Regulation S-K was determined to be inapplicable for the Company. The valuation expert hired by the Company was not hired on a contingent basis and was not paid with any current or future interests of the Company.

Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, page 54

39.           You disclose that in 2009 you issued 10,000,000 shares of common stock to a private investor to reduce the balance due of deferred compensation to your chief executive office Mr. Leopold by $100,000. Please tell us if there is a written document evidencing the assignment of deferred compensation to this private investor, and if so, please file this agreement. Please also explain how this deferred compensation was "converted" to equity by the investor, e.g., explain if
Mr. Leopold under your management agreement with The PAN Network has the right to convert his deferred compensation to equity. Additionally, clarify if the
$656,310 in deferred compensation outstanding as of December 31, 2009 includes the $100,000 that this figure was apparently reduced by under this assignment.

RESPONSE:  The Company was approached by a group of accredited investors with a proposal to purchase the CEO’s deferred compensation which represented a debt owed by the Company. The Company did not solicit for the purchase of such debt. Mr. Leopold does not have the right to convert the debt to equity without the mutual consent of the Company. The investors entered into a Notice of Assignment of the deferred compensation, which the Company has attached as an exhibit to the S-1/A. The directors of the Company approved a proposal from the investors to authorize the issuance of an aggregate of ten million (10,000,000) shares of common stock of the Company in exchange for partial relief of aged debt (the CEO’s deferred compensation) dating back to 2006 owed by the Company in the aggregate amount of one hundred thousand dollars ($100,000) represented by the Non-Qualified Deferred Compensation Plan. Under the arrangement between the Company and the investors, the Company would allow the conversion provided the accredited investors provided all of the necessary legal documents necessary to convert the debt under Rule 144. .  The $656,310 in deferred compensation outstanding as of December 31, 2009 includes the $100,000 that was forgiven as a result of these transactions.

40.           We note that some of the value of shares issued for services rendered appear to differ from those valuations recorded under your stock-based awards table on page 33. Please advise.

RESPONSE: The shares issued for services shown within the financial statements represent all shares issued for services in each respective period. The Stock-Based Awards table on page 85 is only for shares issued to the Company’s CEO. In addition to the shares issued to the Company’s CEO, shares were issued to directors for services performed, and to consultants for services performed.

Item 16. Exhibits

Exhibit 5.1

41.           Please file an update legality opinion, and as the shares being registered for resale were issued on October 7, 2009, please have counsel opine on whether the shares of common stock have been duly authorized and are validly issued, fully paid, and nonassessable.

RESPONSE:  We have filed a revised and updated legal opinion as requested in the above comment.

Engineering Comments

Properties, page 15

42.           Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. If the
property is not material to your company, please provide a statement to that effect. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

• A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

• A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

• A north arrow.

• An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

• A title of the map or drawing, and the date on which it was drawn.

• In the event interpretive data is submitted in conjunction with any map. the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.
43. Please disclose the following information for each of your properties:

• The nature of your ownership or interest in the property.

• A description of all interests in your properties, including the terms of all underlying agreements and royalties.

• Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

• An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

• Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

• The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

• The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required by paragraph (b)(2) of Industry Guide 7.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

44.           In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b) (4) (i) of
Industry Guide 7.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

45.           We note you use the terms such as grab samples, yields up to, as high as, and assay ranges in your discussions of the assay results in numerous location in this filing. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

• Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

• Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

• Eliminate all disclosure of the highest or best values/grades of sample sets.
Present a balanced disclosure of the drill and sampling results

• Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

• Eliminate statements containing grade and/or sample-width ranges.

• Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

• Generally, use tables to improve readability of sample and drilling data.

• Soil samples may be disclosed as a weighted average value over an area.

• Refrain from reporting single soil sample values.

• Convert all ppb quantities to ppm quantities for disclosure.

• Avoid optimistic descriptive adjectives such as high-grade or ore-grade.
Please revise your disclosures to comply with this guidance.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

46.           It appears you should also expand your disclosure concerning the exploration plans for your properties to address the following points.

• Disclose a brief geological justification for each of the exploration projects written in non-technical language.

• Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

• If there is a phased program planned, briefly outline all phases.

• If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

• Disclose how the exploration program will be funded.

• Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

47.           We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

RESPONSE: The Company has not determined its QA/QC protocols as a matter of policy, and relies on its joint venture partners to provide these protocols on a project-specific basis.

48.           We note you reference numerous sources for historical information for your properties. Please provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into your document.
These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

RESPONSE:  We rely on the government records in British Columbia for the extent of our knowledge of our properties.  These materials are a matter of public record and are accessible by any private citizen or entity that requests them. The records, known as MINFILEs, are written, checked, and double-checked by a team of professional geologists who work for the British Columbia Ministry of Energy, Mines, and Petroleum Resources (MEMPR) and the British Columbia Geological Survey.  The MINFILE records have been included as exhibits to the S-1/A in each instance where a MINFILE is cited.

Frasier River Platinum Property, page 16

49.           In your description of your Frasier River Platinum Property we note you state a
"concentrate contained 520 grams per tonne of gold" in your filing. Please expand your statement by listing the original sample size and the grams per tonne of gold of the original sample.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 35.

The Monte Crisco and Chilco, page 19

50.           Regulation S-K, Item 102, specifically prohibits the use of terms other than
"proven" and "probable" when referring to reserve estimates in documents filed with the Commission. Please remove all resource and reserve estimates other than "proven" and "probable" throughout your entire filing.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 51.

The Connie Hill Property, page 19

51.           The cutoff grade is a critical component used to evaluate the potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimate. Please show that this calculation demonstrates the cutoff grade or tenor used to define your mineral reserve is feasible for economic extraction. In establishing your cut-off grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices, such as the historic three-year average commodity price.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 53.

New Eskay Creek, page 22

52.           We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.  Please see page 67.

Mineral Property Costs, page 27

53.           With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5)

of lndustry Guide 7. However, your jurisdiction of incorporation is Delaware and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please modify your document accordingly.

RESPONSE: We have revised our disclosure as requested by the Commission in its comment above.

Please contact me at 215-237-7896 should you have any additional comments or questions.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer

cc: Via Facsimile (561) 488-7623
Christopher K. Davies, Esq.